BD 2/19

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03001392

RECEIVED
FEB 12 2003
SEC MAIL PROCESSING SECTION WASH. D.C. 155

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8-51597

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NeoNet Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Madison Avenue, 2nd Floor
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Gaffney (212) 980-7600
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	New York	10036-2714
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

BD 3-10

OATH OR AFFIRMATION

I, Peter Gaffney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NeoNet Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MATS G. CARLSTON
Notary Public State of New York
No. 02CA4967489
Qualified In New York County
Commission Expires 6-4-02

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEONET SECURITIES, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2002

NEONET SECURITIES, INC.

CONTENTS

85 Livingston Avenue
Roseland, New Jersey 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Beverly Hills • Dallas • San Francisco • Roseland, NJ • Walnut Creek, CA

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
NeoNet Securities, Inc.

We have audited the accompanying statement of financial condition of NeoNet Securities, Inc. as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of NeoNet Securities, Inc. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

New York, New York
January 15, 2003

NEONET SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS		
Cash	$	1,391,608
Receivable from clearing organization, including clearing deposits of $200,000		207,528
Due from NeoNet Securities AB		1,243,820
Securities borrowed from NeoNet Securities AB		63,380
Receivable from other broker-dealers		3,824,579
Receivable from customers		7,580
Property and equipment, net		71,251
Other assets		172,584
	$	6,982,330
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Payable to other broker-dealers	$	5,076,285
Due to NeoNet Securities AB		357,321
Payable to customers		63,073
Accrued expenses		48,331
Total liabilities		5,545,010
Commitments and contingencies		
Stockholder's equity		
Common stock, $.01 par value, 1,000 shares authorized, 300 shares issued and outstanding		3
Capital in excess of par value		2,650,000
Accumulated deficit		(1,212,683)
Total stockholder's equity		1,437,320
	$	6,982,330

See accompanying notes to financial statements.

NEONET SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

1. Nature of business

The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company is a wholly owned subsidiary of NeoNet AB (the "Parent"), located in Stockholm, Sweden. The Company is a broker for foreign securities traded on Northern European exchanges and securities traded on the NASDAQ.

2. Summary of significant accounting policies

Translation of Foreign Currency

The Company's functional currency is the United States dollar. Purchases and sales of securities, and income and expenses that are denominated in other currencies are translated into U.S. dollar amounts on the transaction date.

Property and Equipment

Furniture and equipment are stated at cost less accumulated depreciation, and are depreciated by the straight-line method over their estimated useful lives of five years. Leasehold improvements are stated at cost less accumulated amortization and are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes

The Company complies with Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes". SFAS No. 109 requires the recognition of deferred tax assets and liabilities for both the expected future tax impact of differences between the financial statement and tax bases of assets and liabilities, and for the expected future tax benefit to be derived from tax loss carryforwards. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Revenue and Expense Recognition From Securities Transactions

Commission income and related expenses are recorded on a trade-date basis. Receivables from and payables to customers and broker-dealers are reflected on a settlement date basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising

Advertising costs are charged to operations as incurred. Advertising expense was approximately $80,000 for the year ended December 31, 2002.

3. Deposits with clearing organizations

Under a clearing agreement entered in October 2002, the Company is obligated to maintain a minimum balance of $200,000 in a clearing account with the institution which processes customer transactions on the NASDAQ.

4. Property and equipment

Property and equipment at December 31, 2002 are as follows:

Furniture	$ 4,680
Equipment	115,655
Leasehold improvements	88,005
	208,340
Less accumulated depreciation and amortization	137,089
	$ 71,251

5. Commitments

The Company leases office space and certain furniture and equipment, under non-cancelable operating leases. The occupancy lease expense and the furniture and equipment lease expense were approximately $210,000 and $66,000, respectively for the year ended December 31, 2002. Future minimum annual lease payments (exclusive of other charges as defined in the lease) are as follows:

Year ending December 31,	
2003	$ 248,187
2004	247,702
2005	234,403
2006	19,579
	$ 749,871

6. Retirement plan

The Company has a 401(K) Plan covering all employees who meet certain eligibility requirements. The Company makes a matching contribution to the Plan, which is at its discretion and is determined annually. Matching contributions for the year ended December 31, 2002 were approximately $ 36,000.

7. Income taxes

At December 31, 2002, the Company recorded a deferred income tax asset of approximately $479,000 resulting from net operating loss carryforwards of approximately $1,065,000 for Federal, state, and local income tax purposes, all of which expire through the year 2022. The deferred income tax asset has been fully reserved due to the uncertainty of realization of the carryforwards. The net change during the year in the total valuation allowance was $285,000.

8. Net capital requirements

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities and Exchange Act, which specifies minimum net capital requirements for registered broker-dealers. The Company computes its net capital pursuant to Rule 15c3-1, which requires minimum net capital of $250,000. The Company had net capital of approximately $1,064,000, which exceeded its requirement by approximately $814,000. The Company is exempt from the provisions of Rule 15c3-3 pursuant to Section (k)(2)(i).

9. Related party transactions

Pursuant to a Cost Sharing agreement entered in January 2002, the Company clears its securities traded on Northern Europe exchanges through NeoNet Securities AB. NeoNet Securities AB is owned by the Parent and guarantees the execution, clearance, and settlement of all securities transactions. In addition, the Company is obligated to pay NeoNet Securities AB for operational services provided which include various operational, financial and general administrative services. The amount due from NeoNet Securities AB is non-interest bearing and is due on demand.

9. Related party transactions (continued)

The financial statements include the following items related to the Cost Sharing agreement:

Statement of Financial Condition

Uncleared transactions	
Due from NeoNet Securities AB	$ 1,243,820
Receivable from other broker-dealers	3,824,579
Receivable from customers	7,580
Payable to other broker-dealers	5,076,285
Payable to customers	63,073
Securities borrowed from NeoNet Securities AB	63,380
Clearing and administrative expenses payable to NeoNet Securities AB	357,321

9. Related party (continued)

The Company is obligated to NeoNet Securities AB under a non-exclusive license agreement to use its proprietary trading program. The agreement was entered into on January 1, 2002 and expires December 31, 2016 and includes monthly payments of 750,000 Swedish Krones (or approximately $85,000 using the exchange rate as of December 31, 2002).

As of December 31, 2002, the future license fee commitment under this agreement is approximately as follows (using the exchange rate as of December 31, 2002):

Year ending December 31,	
2003	$ 1,020,000
2004	1,020,000
2005	1,020,000
2006	1,020,000
2007	1,020,000
Thereafter	9,178,000
	$ 14,278,000

License fees for the year ended December 31, 2002 were approximately $937,000.

From time to time, the Company introduces trades on behalf of its Parent to its United States clearing agent.

10. Off-balance sheet and concentrations of credit risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event a counter-party is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company has concentrated exposure to the open transactions with NeoNet Securities AB and one other broker-dealer. These concentrated exposures amount to approximately 74% of the total assets and approximately 98% of the total liabilities reflected in the statement of financial condition at December 31, 2002.

The Company maintains its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.